KENMAR GLOBAL TRUST
                          UNAUDITED ACCOUNT STATEMENT
                     FOR THE MONTH ENDING DECEMBER 31, 2002


                            STATEMENT OF INCOME(LOSS)

TRADING INCOME (LOSS)
Realized Trading Gain/(Loss)                                        $446,185.00
Change in Unrealized Gain/(Loss)                                    $838,482.86
Gain/(Loss) on Other Investments                                     $30,777.73
Brokerage Commission                                               ($164,534.66)
                                                                  -------------
Total Trading Income                                              $1,150,910.93

EXPENSES
Audit Fees                                                                $0.00
Administrative and Legal Fees                                        $52,402.19
Management Fees                                                           $0.00
Incentive Fees                                                       $60,105.01
Other Expenses                                                            $0.00
                                                                  -------------
Total Expenses                                                      $112,507.20

INTEREST INCOME                                                      $16,634.41

NET INCOME(LOSS) FROM THE PERIOD                                  $1,055,038.14
                                                                  =============




                  STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)


Beginning of Month            $17,949,597.03
Addition                         $476,205.00
Withdrawal                       ($86,626.76)
Net Income/(Loss)              $1,055,038.14
                              --------------
Month End                     $19,394,213.40

Month End NAV Per Unit               $110.77

Monthly Rate of Return                  5.88%
Year to Date Rate of Return            14.81%





         To the best of our knowledge and belief, the information above is accurate and complete:



/s/KENNETH A. SHEWER                                  /s/MARC S. GOODMAN
Kenneth A. Shewer, Chairman                           Marc S. Goodman, President


                    Kenmar Advisory Corp., General Partner of
                              Kenmar Global Trust

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December 2002
                                                KENMAR
SUMMARY                                         --------------------------------
                                                GLOBAL
                                                --------------------------------
                                                TRUST
                                                --------------------------------

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Kenmar Global Trust (KGT) ended December with gains of +5.88%. Gains were accumulated in most sectors traded save for meats, tropicals and grains. The Net Asset Value per unit of KGT was $110.77 as of December 31, 2002.

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Allocation of Assets to Advisors

                                      Dec 1 2002   Jan 1 2003
                                      ----------   ----------
                      Graham              29%          29%

                      Grinham             40%          39%

                      Transtrend          31%          32%

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The year ended on a mixed note for global markets - equities were depressed, fixed-income enjoyed safe-haven status and the US dollar weakened against its major counterparts. US equity markets fell amid concerns about the economy and geopolitical events. Europe followed suit as retailers questioned the sustainability of the retail boom on both sides of the Atlantic and fears over a possible war in Iraq intensified. The gloom on Wall Street was felt in Tokyo and coupled with the concern that Japan is on the brink of yet another down turn, the Nikkei suffered. Fixed income benefited from the volatility in the global equity markets. Throughout December, global bond prices were pushed higher by a safe-haven bid as investors sensed that the US might be moving closer to war with Iraq. Japanese Government Bonds rose slightly for the month, pressured by the decline in the Japanese yen's value and fiscal woes.

Amid worries about the sustainability of US economic growth and geopolitical fears, the US dollar weakened, reaching fresh multi-year lows against the euro and Swiss franc. The euro took advantage of dollar weakness and traded above parity for most of the month. Similarly, the Swiss franc rose to a four-year high against the dollar, its gain due primarily to its standing as a safe haven currency. The British pound finished the year in a position of strength as relatively strong growth coupled with high interest rates have driven currency investors into sterling. Conversely, the Japanese yen was pressured across the board, testing 40-month lows against the euro and hovering near three-month lows against the dollar. Japanese monetary authorities continued to mention that they would like to see a weaker yen, but that the government won't intentionally weaken its currency. This verbal intervention kept the yen under pressure for most of December. The South African rand gained approximately 40% against the US dollar, as low inflation, a stable political situation and high yields proved attractive. Other commodity-linked currencies that outperformed versus the US dollar in 2002 include the Norwegian krone, which appreciated approximately 29% and the New Zealand dollar, which appreciated approximately 26%.

Worries about military action in Iraq helped oil and gold prices reach 2 and 6-year highs respectively. Crude prices also rose from the ongoing strikes in Venezuela that have blocked nearly all oil exports - Venezuela is the world's fifth largest exporter and exports are the source of 70% of Venezuelan earnings. Cocoa prices rose after the breakdown of a ceasefire in the Ivory Coast - the Ivory Coast is source of about 40% of the global cocoa supply. Wheat tumbled and corn edged downward pressured by sales and Taiwan's purchase of corn from China rather than from the US. Coffee ended the month lower.

To the best of my knowledge and belief, the above information is accurate and complete.

Sincerely,

/s/ESTHER ECKERLING GOODMAN

Esther Eckerling Goodman
Chief Operating Officer and
Senior Executive Vice President
Kenmar Advisory Corp., as Managing Owner
Kenmar Global Trust



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        PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS
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                                      Greenwich, CT 06831